Exhibit 99.1

Neptune Wellness Solutions Inc. Receives Over US$100 Million in Purchase Orders

LAVAL, QC, Nov. 16, 2020 /CNW Telbec/ - Neptune Wellness Solutions Inc. ("Neptune" or the "Company") (NASDAQ: NEPT) (TSX: NEPT), a diversified and fully integrated health and wellness company focused on natural, plant-based, sustainable and purpose-driven lifestyle brands, announced today that its Neptune Health and Wellness Innovation Inc. division has landed an aggregate of over US$100 million in new delivery orders (the "Purchase Orders").

The Purchase Orders come from six different Neptune clients and is indicative of business interest in Neptune as a preferred distributor for major corporations seeking innovative and critical health/wellness products, the Company added.

"We are continuing to vet and add additional products in specific areas which we've identified as having the greatest opportunity for growth and success in the health and wellness space, including in personal protective equipment," a spokesperson for the Company said. "Our footprint for distribution has been growing exponentially over the last several months and we see that continuing through the end of the year."

Added the spokesperson: "We remain committed to increasing shareholder value as well as confidence and these Purchase Orders are evidence that our B2B and B2C dual go-to-market strategy to serve consumers at both wholesale and retail levels, is yielding consistent, long-term revenue opportunities."

It should be noted, however, that the purchase orders are not guaranteed, and there is no certainty that all of the orders will be completed or that they will be fulfilled in their entirety.

For more information visit www.neptunecorp.com.

ABOUT NEPTUNE WELLNESS SOLUTIONS INC.:
Neptune Wellness Solutions is a unique global health and wellness company that is changing consumer habits through the creation and distribution of environmentally friendly, ethical and innovative consumer product goods. Neptune's simultaneous focus on B2C and B2B customer-oriented brand development provides the Company with international reach and scale from its owned and operated facilities that extract and create product formulation, all the way to the sales floor at top global retailers.

Underpinned by a disruptive spirit, Neptune's diversified, and fully integrated business model focuses on natural, plant-based, sustainable and purpose-driven lifestyle brands and the use of cannabinoids in household products to make them safer, healthier and more effective. Its portfolio includes emerging brands such as Forest Remedies™, Ocean Remedies™, Neptune Wellness™, Mood Ring™, and OCEANO3™, which are poised for rapid growth and expansion.

Backed with a cost-efficient manufacturing and supply chain infrastructure that can be scaled up and down or into adjacent product categories to identify new innovation opportunities, Neptune quickly adapts to consumer preferences and demand, and is bringing its products as well as other Fortune 100 brands to market through strategic distribution partnerships, mass retail partners and e-commerce channels. Neptune is committed to its core mission of redefining health and wellness and helping humanity thrive by providing sustainable consumer focused solutions. For additional information, please visit: https://neptunecorp.com/

FORWARD LOOKING STATEMENTS:
Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. securities laws and Canadian securities laws. These statements are based on certain factors and assumptions, including that the purchase orders will be completed and will be fulfilled in their entirety, that the purchase orders will not be revised after delivery and are not decreased or increased in accordance with the customer's needs, the availability of sufficient cash or credit facilities for Neptune to fund its purchase orders, expected financial performance, the effect of the ongoing global COVID-19 public health emergency on Neptune's operations, business prospects, and its effect on supply chains and delays, unexpected failures in third party manufacturers and logistics, including delays at customs or ports of entries, capacity constraints, regulatory issues or quality control problems, the failure of Neptune's suppliers to meet Neptune's requirements, and the price at which Neptune will sell such products and like matters. While Neptune considers these factors and assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Neptune to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes", "belief", "expects", "intends", "projects", "anticipates", "will", "should" or "plans" to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The forward looking statements contained in this press release are expressly qualified in their entirety by this cautionary statement and the "Cautionary Note Regarding Forward-Looking Information" section contained in Neptune's latest Annual Information Form (the "AIF"), which also forms part of Neptune's latest annual report on Form 40-F, and which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and on the investor section of Neptune's website at www.neptunecorp.com. All forward-looking statements in this press release are made as of the date of this press release. Neptune does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Neptune public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Additional information about these assumptions and risks and uncertainties is contained in the AIF under "Risk Factors". Neither NASDAQ nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this release.

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SOURCE Neptune Wellness Solutions Inc.

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%CIK: 0001401395

For further information: Investor Information: ICR, John Mills, 646-277-1254, John.Mills@icrinc.com; Media Requests: ICR, Cory Ziskind, 646-277-1232, cory.ziskind@icrinc.com

CO: Neptune Wellness Solutions Inc.

CNW 16:06e 16-NOV-20